UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  5)


                   Display Technologies, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           25469V102
                   __________________________
                         (CUSIP Number)



                              13G
CUSIP No.  25469V105
_____________________________________________________________________________
1.  NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.
    Renaissance US Growth & Income Trust PLC     None - Foreign
_____________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
3.  SEC USE ONLY
_____________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.  SOLE VOTING POWER
    947,861 shares
_____________________________________________________________________________
6.  SHARED VOTING POWER
    None
_____________________________________________________________________________
7.  SOLE DISPOSITIVE POWER
    947,861 shares
_____________________________________________________________________________
8.  SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    947,861 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11.17%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
ITEM 1.
    (a), (b)  Display Technologies, Inc.                         ("Company")
              5029 Edgewater Drive
              Orlando, FL 32810

ITEM 2.
    (a) Name of Person Filing
        Renaissance US Growth and Income Trust PLC               ("Filer")

    (b) Address of principal Business Office or, if none, Residence c/o Renaissance Capital Group, Inc., Investment Manager
        8080 N.  Central Expressway, Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        England

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        No CUSIP Number; traded on London Stock Exchange
        However, ISIN No.  is GB00007325185

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d) ______ Investment Company registered under section 8 of the Investment
               Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

    (a)  Amount Beneficially Owned:

         As of December 1, 1999, the Filer owned 903,053 shares of the Company's common stock on a fully converted basis. A 5% stock dividend was declared payable December 20, 1999 to holders of record of common stock on December 3, 1999. This added 12,651 shares of common stock to the 253,028 shares owned by the Fund giving it ownership of a total of 265,679 shares of common stock. Additionally, the December 20, 1999 stock dividend had the effect of lowering the Fund's conversion and/or exercise prices on all of its investment instruments. The conversion price of our $500,000 Series A Preferred Stock was adjusted from $3.50 to $3.33 per share giving the Fund 150,150 shares upon conversion. The conversion price of our $1,750,000 8.75% Convertible Debenture due March 2, 2005, adjusted from $4.52 per share to $4.31 per share giving the Filer 406,032 shares of common stock (convertible within sixty days). The warrant price on the Stock Purchase Warrants dated March 2, 1998, adjusted to $3.92 per share giving the Filer 110,250 shares of common stock upon conversion. The warrant price on the Stock Purchase Warrants dated July 30, 1999 adjusted from $3.50 per share to $3.33 per share giving the Filer 15,750 shares upon conversion. Thus the Filer owns 947,861 shares of the Company's common stock. The Investment Manager is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Growth & Income Fund III, Inc. also owns securities of Display Technologies, Inc.

     (b) Percent of Class
         11.17%

     (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:
               947,861 shares
          (ii) shared power to vote or to direct the vote:  None
         (iii) sole power to dispose or to direct the disposition of:
               947,861 shares
          (iv) shared power to dispose or to direct the disposition of:  None

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 31, 2000                /S/
                         ____________________________________________________
                                   Signature
                         Renaissance US Growth & Income Trust PLC by
                         Renaissance Capital Group, Inc., Investment Manager, Russell Cleveland, President
                         ____________________________________________________
                                  Name and Title